March 16, 2015

Via Edgar Correspondence

Lisa M. Kohl

Attorney-Advisor

Office of Mergers & Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: SiteStar Corporation

Amendment No. 1 to Current Report on Form 8-K Filed January 26, 2015

File No. 000-27763

Schedules 13D filed by Frank R. Erhartic, Jr. and Daniel A. Judd Filed January 23, 2015 and January 26, 2015

File No. 005-58373

Dear Ms. Kohl:

We have received your correspondence dated January 27, 2015. We have addressed your comments by reproducing below each comment and providing our response immediately thereafter.

Amendment No. 1 to Form 8-K

1.	We note the disclosure on page 6 of the definitive proxy statement filed by Jeffrey I. Moore et al. on January 21, 2015 that the SiteStar board adopted amendments to the company’s bylaws on January 12, 2015. It does not appear that the company filed a Form 8-K to disclose the bylaw amendments, and it appears that such amendments should be disclosed pursuant to Item 5.03 of Form 8-K. Please tell us when you plan to disclose the bylaw amendments in a Form 8-K or provide us with your analysis as to why a Form 8-K is not required. Please also refer to General Instruction B.1 to Form 8-K.

Response: We filed a Form 8-K on January 28, 2015 disclosing the amendments to the Bylaws. Please note that we settled with the Moore Shareholder Group as set forth in our Form 8-K filed February 6, 2015 (the "Resolution").

Exhibit 99.1

2.	It appears that the board of directors is elected by plurality voting. Accordingly, please be clear in future filings and communications about the limited impact of a “withhold the vote” campaign on the election of directors at the February 12, 2015 Special Meeting.

Response: We will be clear in future filings, should there be any in light of the Resolution, regarding the limited impact of a "withhold the vote:" campaign.

3.	In future filings and communications, please disclose the matters to be acted upon at the Special Meeting that you propose to hold on March 12, 2015. Additionally, please disclose that if the Moore Shareholder Group is successful in electing its nominees to the board at the February 12, 2015 Special Meeting, there is no guarantee that the proposed March 12, 2015 meeting will occur.

Response: In light of the Resolution and the absence of any shareholder meetings on February 12, 2015 or March 12, 2015 there are no matters to be acted upon by the shareholders.

Schedule 13D filed January 23, 2015

4.	We note the statement in Item 4 of each Schedule 13D filed on January 23, 2015 urging “stockholders to refrain from ... returning any proxy card sent by Moore.” These communications are “solicitations” as defined in Rule 14a-1(l)(1)(ii) under the Exchange Act. Please also refer to Rules 14a-3 and 14a-12 and Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Compliance and Disclosure Interpretations Question 110.07. Please also note that only persons who have an intention to file and disseminate a proxy statement are permitted under Rule 14a-12 to engage in soliciting activities before furnishing security holders with a proxy statement. However, you do not appear eligible to send or give to security holders a definitive proxy statement meeting the requirements of Rule 14a-3(a) with respect to the February 12, 2015 Special Meeting. Therefore, please advise how you determined that your solicitation was consistent with Rule 14a-12.

Response: We recognize that the above statements in the Schedule 13D filed on January 23, 2015 are solicitations under Exchange Act. Until we settled with the Moore Shareholder Group as set forth in our Form 8-K filed February 6, 2015, we fully intended to file a proxy statement and believe that we were eligible to send one based on our being able to provide all the information required under Rule 14a-3, including the audited financial statements as required under Rule 8-08 of Regulation S-X.

5.

We note that prior to filing a Schedule 13D on January 23, 2015, Mr. Erhartic filed a Schedule 13G on April 10, 2002 and amendments thereto on February 13, 2003 and February 9, 2005. Please provide us with the following:

• The Schedule 13G and amendments thereto indicate that Rule 13d-1(b) is the basis pursuant to which Mr. Erhartic was eligible to file a Schedule 13G, rather than a Schedule 13D. However, each Schedule 13G and amendment thereto states that the Item 3 disclosure required is “not applicable.” Please provide us with your analysis regarding Mr. Erhartic’s eligibility to file on Schedule 13G. Please refer to Rule 13d-1 under the Exchange Act.

• No amendments to the Schedule 13G have been filed since 2005. However, it appears that there have been changes in the amount of shares beneficially owned by Mr. Erhartic since 2005. Please tell us why no amendments to the Schedule 13G were filed. Please refer to Rule 13d-2 under the Exchange Act.

Response: We incorrectly filed Schedule 13G rather than Schedule 13D and failed to file amendments to them but will now be advised in future 13D filings by securities counsel.

6.	Please tell us why initial Schedules 13D were filed on January 23, 2015 as well as on January 26, 2015. It appears that these filings contain similar disclosure. Please also tell us why these filings contain only Item 4 disclosure. Please refer to General Instruction A to Schedule 13D.

Response: We filed the same forms twice since the initial ones were inadvertently filed using Sitestar's Edgar filing codes rather than the ones applicable to Mr. Erhartic and Mr. Judd. We filed incomplete Schedule 13Ds on January 26, 2015 and filed amended Schedule 13Ds on February 13, 2015 with all items under Schedule 13D included for both Mr. Erhartic and Mr. Judd.

7.	Please demonstrate how Mr. Erhartic has complied with his filing obligations under Section 16 of the Securities Exchange Act of 1934. Also, with regard to the filings that have been made under that rule, we note that at least one of them is illegible and should be refiled.

Response: Form 5s were filed for Mr. Erhartic and Mr. Judd to disclose any previously required Section 16 filings that were not filed. We will refile the illegible form.

In responding to your comment letter, Sitestar acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions regarding our response, please contact our legal counsel, Ernest M. Stern, Akerman LLP, at (202) 824-1705. If you cannot reach him, please call me or our CFO, Dan Judd, at (434) 239-1357.

Sincerely,

/s/ Frank Erhartic, Jr.

Frank Erhartic, Jr.

President

cc: Ernest M. Stern, Esq.